Exhibit (a)(1)(v)

Form of Confirmation Message to Eligible Employees who Withdraw

their Eligible Options from the Offer to Exchange

We have received your withdrawal form by which you withdrew your previous election to participate in the option exchange. Please note that eligible options you did not elect to withdraw, if any, on your withdrawal form remain elected for exchange in accordance with the election form previously submitted by you.

If you change your mind and decide that you would like to participate in this offer with respect to some or all of your withdrawn eligible options or other eligible options not subject to a current election, you must deliver a new, properly completed election by mail, facsimile or e-mail by using the address below on or before 9:00 p.m., Pacific Time, on July 2, 2009:

•	by regular mail or courier to CB Richard Ellis Group, Inc., 11150 Santa Monica Blvd., Suite 1600, Los Angeles, CA 90025, Attn: Option Exchange Administrator;

•	by facsimile to 310-405-8925, Attn: Option Exchange Administrator; or

•	by e-mail to optionexchange@cbre.com.

If you submit a new election, any previously submitted election will be disregarded, so your new election must list all eligible options you wish to exchange. Only responses that are complete and actually received by the Company by the deadline will be accepted. If you have questions about the offer, or if you need additional copies of the offer documents, please direct them to:

CB Richard Ellis Group, Inc.

Attention: Option Exchange Administrator

11150 Santa Monica Blvd., Ste. 1600

Los Angeles, CA 90025

Phone: 310-405-8927

Fax: 310-405-8925

E-mail: optionexchange@cbre.com

Copies of these documents will be furnished to you promptly upon request at our expense.

This notice does not constitute the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Restricted Stock (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the memo from Laurence H. Midler, dated June 5, 2009; (3) the Election Form; and (4) the Withdrawal Form.